Via Facsimile and U.S. Mail
Mail Stop 6010

September 7, 2007

Mr. David L. Greenwood
Executive Vice President
Chief Financial Officer
Geron Corporation
230 Constitution Drive
Menlo Park, CA 94025

Re: Geron Corporation
Form 10-K for the Fiscal Year Ended December 31, 2006
Form 10-Q for the Quarterly Period Ended March 31, 2007
File No. 000-20859

Dear Mr. Greenwood:

We have completed our review of your Form 10-K and Form 10-Q and have no further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief